S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index

June 2014

J.P.Morgan

S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index

S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index(the "Index") Performance – Bloomberg SPXD8UE Index												
2004	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	1.00%	2.69%	-1.56%	-0.17%	1.14%	1.01%	-2.33%	0.76%	0.49%	1.32%	2.35%	2.62%	9.58%
2005	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	-1.27%	1.08%	-0.54%	-1.83%	1.12%	-1.12%	2.61%	-1.97%	-0.83%	0.02%	1.72%	-0.05%	-1.18%
2006	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	1.15%	1.35%	0.66%	1.88%	-1.96%	0.19%	-0.05%	1.18%	1.37%	2.43%	-0.24%	1.15%	9.42%
2007	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	1.51%	-1.48%	-0.13%	2.29%	2.05%	-2.27%	-2.92%	0.77%	0.36%	-0.66%	-1.45%	-1.29%	-3.32%
2008	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	-1.25%	-1.47%	0.18%	1.12%	0.12%	-4.59%	1.19%	0.87%	0.05%	-2.03%	-0.37%	0.09%	-6.06%
2009	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	-1.91%	-2.11%	1.92%	2.17%	0.71%	-0.22%	2.76%	1.27%	1.58%	-0.56%	2.26%	0.42%	8.48%
2010	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	-0.74%	1.40%	3.15%	1.57%	-3.31%	-1.80%	2.95%	-1.16%	4.06%	0.85%	-0.25%	3.36%	10.23%
2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	-0.31%	2.95%	0.25%	2.53%	0.23%	-1.22%	-2.36%	-3.74%	-1.46%	2.46%	0.81%	0.56%	0.47%
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	0.99%	1.02%	1.80%	0.37%	-2.47%	1.71%	1.03%	0.78%	1.82%	-0.30%	1.14%	-0.07%	8.02%
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
SPXD8UE Index	3.68%	1.99%	3.40%	1.22%	0.36%	-0.63%	3.22%	-2.92%	2.70%	3.40%	1.32%	1.60%	20.89%
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
SPXD8UE Index	-3.56%	2.49%	0.77%	0.74%	1.33%								1.67%

S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index

J.P.Morgan

Key Risks

■ The Index may not be successful, may not outperform the S&P 500® Dividend Aristocrats Total Return Index and may not achieve its target volatility of 8%. No assurance can be given that the volatility strategy will be successful.

■ J.P. Morgan Securities LLC ("JPMS"), one of our affiliates, worked with S&P in developing the guidelines and policies governing the composition and calculation of the Index. The policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the Indices. JPMS is under no obligation to consider your interests as an investor.

■ The Index is not a total return index, and is subject to short-term money market fund borrowing costs— As an "excess return" index, the S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index calculates the return on a leveraged or deleveraged investment in the S&P 500® Dividend Aristocrats Total Return Index where the investment was made through the use of borrowed funds. Investments linked to this "excess return" index, which represents an unfunded position in the S&P 500® Dividend Aristocrats Total Return Index , will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or the cash component of the "total return" index, which represents a funded position in the S&P 500® Dividend Aristocrats Total Return Index.

■ The Index represents portfolios consisting of the S&P 500® Dividend Aristocrats Total Return Index and a borrowing cost component accruing interest based on a synthetically rolling 3-month bond with reference to the 2-month and 3-month U.S. LIBOR rates. The Index dynamically adjusts its exposures to the S&P 500® Dividend Aristocrats Total Return Index based on the S&P 500® Dividend Aristocrats Total Return Index's historic volatility. The Index's' exposure to the S&P 500® Dividend Aristocrats Total Return Index will decrease when historical volatility causes the risk level of the S&P 500® Dividend Aristocrats Total Return Index to reach a high threshold. If, at any time, the Index exhibits low exposure to the S&P 500® Dividend Aristocrats Total Return Index and the S&P 500® Dividend Aristocrats Total Return Index subsequently appreciates significantly, the Index will not participate fully in this appreciation.

■ The Index began publishing on August 25, 2010 and, therefore, has a limited history.

Index Disclaimers

■ "Standard & Poor's®," "S&P®," "S&P 500®," "S&P 500® Dividend Aristocrats," and "S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of purchasing securities generally or financial instruments issued by JPMorgan Chase & Co. S&P has no obligation or liability in connection with the administration, marketing, or trading of products linked to the S&P 500® Dividend Aristocrats Risk Control 8% Excess Return Index.

J.P.Morgan